[redacted]

09046287

Orbis
Grupa Hotelowa

Warsaw, 2009-05-15

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC
Mail Processing
Section
MAY 26 2009
Washington, DC
101

OSA/AH-1/40/2009

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report No. 12/2009.
Best regards

Ireneusz Węgłowski

Vice-President

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Jlw 6/2

Current report no. 12/2009
May 13, 2009.

Subject: Expanding the agenda of the Annual General Meeting of Shareholders of "Orbis" S.A. to be held on June 15, 2009.

The Management Board of "Orbis" S.A., with its registered address in Warsaw, at 16 Bracka street, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register (KRS) Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby informs about expanding the agenda of the Annual General Meeting of "Orbis" S.A. Shareholders convened for June 15, 2009 (published in the current report no 11/2009), by way of adding a new item numbered item "12a", positioned directly before item 13, with the following wording: "12a. Changes in the composition of the Supervisory Board".